UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OAKMONT ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68831P106

(CUSIP Number)

Anita F. Larson

President and Chief Operating Officer

Brooke Corporation

10950 Grandview Drive, Suite 600

Overland Park, Kansas 66210

(913) 661-0123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS BROOKE CORPORATION 48-1009756
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Kansas)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 850,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 850,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS BROOKE HOLDINGS, INC. 48-1058710
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Kansas)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 850,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0
14	TYPE OF REPORTING PERSON CO

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CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ROBERT D. ORR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 850,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS LELAND G. ORR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 850,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MICHAEL S. LOWRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 100,000
8 SHARED VOTING POWER 850,000
9 SOLE DISPOSITIVE POWER 100,000
10 SHARED DISPOSITIVE POWER 850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ANITA F. LARSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 850,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 68831P106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KYLE L. GARST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 850,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 850,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (This Reporting Person disclaims beneficial ownership of any shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0
14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Oakmont Acquisition Corp., a Delaware corporation (“Oakmont” or the “Company”). The principal executive offices of Oakmont are located at 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan 48304.

Item 2. Identity and Background.

This Statement is being filed on behalf of Brooke Corporation (“Brooke Corp.), Brooke Holdings, Inc. (“Brooke Holdings”), Robert D. Orr, Leland G. Orr, Michael S. Lowry, Anita F. Larson, Kyle L. Garst, (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Brooke Holdings is a holding company. The principal business activities of Brooke Holdings’ subsidiary, Brooke Corp., are franchising, business consulting and lending, and insurance brokerage services. Brooke Corp. and Brooke Holdings were formed under the laws of the State of Kansas. The principal business address of Brooke Corp. and Brooke Holdings is 10950 Grandview Dr., Suite 600, Overland Park, KS 66210.

Schedule A to this Statement contains a list of information regarding the Reporting Persons and the executive officers and directors of Brooke Corp. required by General Instruction C to this Statement, which Schedule A is incorporated herein by reference with respect to each Reporting Person, officer and director of Brooke Corp. The Reporting Persons and the persons listed on Schedule A have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the Reporting Persons or the persons listed on Schedule A, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Brooke Holdings’ controlling shareholder is Robert D. Orr. The information required by this Item 2 with respect to Mr. Orr is provided in Schedule A. Schedule B to this Statement contains a list of information regarding the executive officers and directors of Brooke Holdings required by General Instruction C to this Statement, which Schedule A is incorporated herein by reference with respect to each officer and director of Brooke Holdings. The directors or officers listed on Schedule B have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the directors and officer listed on Schedule B, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of shares of Common Stock of Oakmont by Brooke Corp. was borrowed funds. On June 19, 2007, Brooke Corp. borrowed (i) $2,500,000 from NCMIC Finance Company and (ii) $2,300,000 from Security State Bank. The maturity date of the NCMIC loan is March 15, 2008 and the maturity date of the Security State Bank loan is July 19, 2008.

Item 4. Purpose of Transaction.

The shares of Common Stock were purchased for investment purposes.

On April 30, 2007, Oakmont, Brooke Corp. and Brook Credit Corporation, a Kansas corporation and wholly-owned subsidiary of Brooke Corp. (“Brooke Credit”), entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, subject to the approval of Oakmont’s stockholders, Brooke Credit will merge with and into Oakmont, with Oakmont surviving and the combined company renamed “Brooke Credit Corporation.” The combined company’s stockholders will be Brooke Corp. and the former Oakmont stockholders.

In order to consummate the merger, the Merger Agreement and three other proposals must be approved by Oakmont’s stockholders at a special meeting. Each of the merger proposal and the other three proposals is conditioned upon the approval of each of the others. The merger proposal will be approved only if a majority of the shares of Oakmont Common Stock held by the public stockholders are voted in favor of the merger and Oakmont public stockholders owning less than 20% of the shares sold in Oakmont’s initial public offering in July 2005 both vote against the merger proposal and exercise their conversion rights

From June 18-20, 2007, Brooke Corp. purchased 850,000 shares of Common Stock in open market purchases at an average price of $5.74 per share. Brooke Corp. purchased these shares in order to increase the likelihood of consummation of the merger. Brooke Corp. intends to vote these shares in favor of all the proposals, including the proposed merger, because it believes the proposed merger and other proposals are in the best interest of Brooke Corp, its stockholders and Brooke Credit. Brooke Corp. is not currently affiliated with Oakmont and is not subject to any contractual or other obligations with respect to the voting of any Oakmont shares it may own as of the record date for the special meeting of the Oakmont stockholders.

If the proposed merger is consummated, Brooke Corp. will become an affiliate of Oakmont, and its ability to dispose of any Oakmont shares owned by it will be restricted under the federal securities laws, absent an effective registration statement or an available exemption from registration.

For additional information, see Oakmont’s Form 14A filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2007.

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Except as set forth above, Brooke Corp. has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional Common Stock of the Company, or the disposition of Common Stock of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of Common Stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity Common Stock of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by Brooke Corp. herein is based upon 10,575,166 shares of Common Stock outstanding, as reported in the Form 14A filed by Oakmont on June 29, 2007.

Brooke Corp. currently holds 850,000 shares of Oakmont Common Stock, representing 8.0% of Oakmont’s outstanding shares of Common Stock. By virtue of its direct control of Brooke Corp., Brooke Holdings is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Brooke Corp. has voting power or

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dispositive power. By virtue of their direct control of Brooke Holdings, Robert D. Orr, Leland G. Orr, Michael S. Lowry, Anita F. Larson and Kyle L. Garst are deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Brooke Corp. has voting power or dispositive power.

Other than Brooke Corp., Brooke Holdings and Michael Lowry, the other Reporting Persons named in Item 2 do not beneficially own any shares of Common Stock. Each Reporting Person expressly disclaims ownership of any shares of Common Stock owned by Brooke Corp. or Brooke Holdings.

I.	Brooke Corporation

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

850,000

(b).	Number of shares of Common Stock over which the Reporting Person has (i) sole power to vote or direct the vote:

850,000

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

850,000

(iv)	shared power to dispose or direct the disposition of:

0

(c).	This Reporting Person has effected the following transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days:

open market purchase of 384,890 shares at $5.7343 per share on June 18, 2007 open market purchase of 326,500 shares at $5.7394 per share on June 19, 2007 open market purchase of 138,610 shares at $5.74 per share on June 20, 2007

(d).	Not applicable.

(e).	Not applicable.

II.	Brooke Holdings, Inc.

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned:

850,000

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

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(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

III.	Robert D. Orr

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

IV.	Leland G. Orr

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

V.	Michael S. Lowry

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

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(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person purchased 100,000 share Common Stock on June 1, 2007.

(d).	Not applicable.

(e).	Not applicable.

VI.	Anita F. Larson

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

VII.	Kyle L. Garst

(a).	Aggregate Number and Percentage of Common Stock Beneficially Owned: 0

(b).	Number of shares of Common Stock over which the Reporting Person has

(i)	sole power to vote or direct the vote:

0

(ii)	shared power to vote or direct the vote:

850,000

(iii)	sole power to dispose or direct the disposition of:

0

(iv)	shared power to dispose or direct the disposition of:

850,000

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(c).	This Reporting Person has not effected any transactions involving the Common Stock of Oakmont (or any other Oakmont securities) during the past sixty days.

(d).	Not applicable.

(e).	Not applicable.

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

On April 21, 2005, the Reporting Persons (other than Brooke Corp.) entered into an oral agreement whereby such Reporting Persons agreed to vote their respective shares of Brooke Corp. common stock together as a group.

Item 7. Exhibits.

(A) Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2007, by and among Oakmont Acquisition Corp., Brooke Corporation and Brooke Credit Corporation (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K dated as of April 30, 2007 as filed by the Issuer with the Securities and Exchange Commission on May 3, 2007).

(B) Joint Filing Agreement, dated June 15, 2007.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

BROOKE CORPORATION

By:	/s/ ANITA F. LARSON
Name:	Anita F. Larson
Title:	President and Chief Operating Officer

BROOKE HOLDINGS, INC.

By:	/s/ ANITA F. LARSON
Name:	Anita F. Larson
Title:	Authorized Signer

By:	/s/ ROBERT D. ORR
Robert D. Orr

By:	/s/ LELAND G. ORR
Leland G. Orr

By:	/s/ MICHAEL S. LOWRY
Michael S. Lowry

By:	/s/ ANITA F. LARSON
Anita F. Larson

By:	/s/ KYLE L. GARST
Kyle L. Garst

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Schedule A

Name and Business Address	Business Information	Citizenship
Robert D. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	Director, Chairman of the Board and Chief Executive Officer	U.S.A.
Leland G. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	Director, Vice Chairman of the Board, Chief Financial Officer and Assistant Secretary	U.S.A.
Michael S. Lowry 10950 Grandview Drive, Suite 600, Overland Park, KS	President and Chief Executive Officer of Brooke Credit Corporation	U.S.A.
Anita F. Larson 10950 Grandview Drive, Suite 600, Overland Park, KS	Director, President and Chief Operating Officer	U.S.A.
Kyle L. Garst 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.
John L. Allen 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.
Joe L. Barnes 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.
Mitchell G. Holthus 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.
Derrol D. Hubbard 10950 Grandview Drive, Suite 600, Overland Park, KS	Director	U.S.A.

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Schedule B

Name and Business Address	Business Information	Citizenship
Robert D. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	President, Director	U.S.A.
Leland G. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS	Secretary, Treasurer, Director	U.S.A.

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